UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 3)
Lafarge North America Inc.
(Name of the Issuer)
Lafarge North America Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00
(Title of Class of Securities)
505862
(CUSIP Number of Class of Securities)
Eric C. Olsen
Executive Vice President and Chief Financial Officer
Lafarge North America Inc.
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170
(703) 480-3600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
Copy To:

Robert E. Spatt, Esq.	Peter A. Lodwick, Esq.
Patrick J. Naughton, Esq.	Amy R. Curtis, Esq.
Simpson Thacher & Bartlett LLP	Thompson & Knight L.L.P.
425 Lexington Avenue	1700 Pacific Avenue, Suite 3300
New York, New York 10017	Dallas, Texas 75201
(212) 455-2000	(214) 969-1700

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$2,875,439,983.50	$307,672.08

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share, of Lafarge North America Inc., a Maryland corporation, other than the shares owned by Lafarge S.A. and its subsidiaries, at a purchase price of $85.50 per share, net to the seller in cash. As of March 31, 2006 there were 73,350,851 shares of common stock outstanding, of which 39,719,974 shares are owned by Lafarge S.A. and its subsidiaries. As a result, this calculation assumes the purchase of 33,630,877 shares.

**	The amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid:	$255,446.94	2.	Amount Previously Paid:	$23,841.71	3.	Amount Previously Paid:	$28,383.43
	Form or Registration No.:	Schedule TO-T		Form or Registration No.:	Schedule TO-T/A		Form or Registration No.:	Schedule TO-T/A
	Filing Party:	Lafarge S.A. (bidder)		Filing Party:	Lafarge S.A. (bidder)		Filing Party:	Lafarge S.A. (bidder)
	Date Filed:	February 21, 2006		Date Filed:	April 7, 2006		Date Filed:	May 1, 2006

     This Amendment No. 3 amends and supplements the Transaction Statement on Schedule 13E-3 initially filed on May 3, 2006, as amended by Amendment No. 1 filed on May 11, 2006 and amended by Amendment No. 2 filed on May 12, 2006 (as amended and supplemented by this Amendment No. 3, the “Schedule 13E-3”), with the Securities and Exchange Commission (the “SEC”) by Lafarge North America Inc., a Maryland corporation (the “Company”). The filing person is the subject company. This Schedule 13E-3 relates to the amended tender offer by Efalar Inc., a Delaware corporation (“Efalar”) and wholly-owned subsidiary of Lafarge S.A., a société anonyme organized under the laws of France (“Lafarge S.A.”), to purchase all outstanding shares of common stock of the Company (the “Offer”) not owned by Lafarge S.A. and its subsidiaries. Simultaneously with the Offer, Lafarge S.A., through another wholly-owned subsidiary, is offering to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc. (the “EPS Offer”).
     The second paragraph in the introductory section of Schedule 13E-3 is amended to insert “Amendment No. 12 filed on May 15, 2006” and any other amendment to Schedule TO in the definition of “Schedule TO”.
     The third paragraph in the introductory section of Schedule 13E-3 is amended to insert “Amendment No. 6 filed on May 12, 2006” and any other amendment to Schedule 14D-9 to the definition of “Schedule 14D-9”.
Item 11. Interest in Securities of the Subject Company.
     Item 11. of the Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:
     At 12:00 midnight, New York City time, on Friday, May 12, 2006, the Offer and the EPS Offer expired. Lafarge S.A. has stated that all tendered shares of common stock of the Company and exchangeable preference shares have been accepted for payment. Further details are contained in Amendment No. 12 to the Schedule TO and the press release announcing completion of the Offer and EPS Offer, which is attached as an exhibit thereto.
Item 16. Exhibits.
     Item 16. is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(25)	Amendment No. 12 to the Schedule TO, as amended, filed by Lafarge S.A. with the Securities and Exchange Commission on May 15, 2006 and incorporated herein by reference.*

(a)(26)	Press release issued by Lafarge S.A. on May 15, 2006 (incorporated by reference to Exhibit (a)(1)(xxxv) to the Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission).*

*	Indicates a document prepared by Lafarge S.A. and/or Efalar. The Company takes no responsibility for the accuracy or completeness of any information contained therein or incorporated by reference from such documents into this Schedule 13E-3 or for any failure by Lafarge S.A. or Efalar to disclose any facts or events or circumstances that may have occurred or not occurred, which may affect the significance, completeness or accuracy of any such information.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE NORTH AMERICA INC.
By:	/s/ ERIC C. OLSEN
	Name:	Eric C. Olsen
	Title:	Executive Vice President and Chief Financial Officer

Dated: May 16, 2006

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